



Renegade Running LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $425,000

Offering End Date: September 17, 2024

Repayment Period: 6 years (72 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Renegade Running LLC

Founded: August 27, 2019

Address: 45 Grand Ave
          Oakland, CA 94612

Industry: Sporting Goods Retailers

Employees: 6

Website: http://www.renegade-running.com

Use of Funds Allocation:

If the maximum raise is met:

$391,000 (92.00%) – of the proceeds will go towards opening a second location
$8,500 (2.00%) – of the proceeds will go towards financial review
$25,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 13,200 Followers





Business Metrics:

	FY22	FY23	YTD 4/30/2024
Total Assets	$276,070	$590,237	$742,190
Cash & Cash Equivalents	$32,243	$15,789	$83,471
Accounts Receivable	$20,074	$36,713	$28,675
Short-term Debt	$255,706	$196,811	$286,119
Long-term Debt	$0	$0	$0
Revenue	$681,784	$790,226	$317,405
Cost of Goods Sold	$468,690	$328,218	$106,736
Taxes	$0	$0	$0
Net Income	$20,363	$122,527	$62,645

Recognition:

Renegade Running LLC (DBA Renegade Running) offers both a physical retail space and an online storefront for athletes of all backgrounds and abilities. The next stage of growth for Renegade will support the opening of a new brick-and-mortar store in LA and enable their leadership team to curate top products from around the world, allowing a 250% growth in sales. They will enhance their online storefront, expand educational offerings, and grow their community nationwide.

About:

Renegade Running LLC (DBA Renegade Running) is a BIPOC-owned brick-and-mortar store in the heart of Oakland, CA. Renegade is redefining the entire running ecosystem through community, curation, and education.

For more information, contact our Customer Support Team at support@thesmbx.com

